Exhibit 99.1

Galmed Pharmaceuticals Announces the Appointment of Dr. Liat
Hayardeny, Ph.D. MBA, as Chief Scientific Officer

- New CSO Position Aimed Towards Expanding Therapeutic Potential of AramcholTM -

TEL AVIV, Israel, September 8, 2016 – Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of a once-daily, oral therapy for the treatment of liver diseases, today announced that it has appointed Liat Hayardeny, Ph.D., MBA, as Chief Scientific Officer (“CSO”), effective as of September 7, 2016.

Dr. Hayardeny joins Galmed with 16 years of experience in drug development in the global R&D division at Teva Pharmaceuticals, where she served as Senior Director, Head of Research Scientific Affairs. In that capacity, Dr. Hayardeny established the scientific positioning of Teva’s major innovative compounds. In addition, Dr. Hayardeny managed Teva’s global research collaborations, as well as publications. Dr. Hayardeny holds a Ph.D. from Sackler School of Medicine, Tel Aviv University and a MBA from Recanati Business School at Tel Aviv University.

Allen Baharaff, Galmed’s President and Chief Executive Officer stated, “The recruitment of Dr. Hayardeny is a pivotal move for Galmed. The addition of Dr. Hayardeny signifies our commitment to building a capable and experienced leadership team in drug development aimed towards delivering AramcholTM to its next phase of clinical development, and into new therapeutic indications.”

Dr. Hayardeny added, “Spearheading Galmed’s efforts in pursuing AramcholTM’s unique dual mechanism-of-action to further indications is an exciting opportunity. It’s well established that Stearoyl-CoA desaturase-1, or SCD1, is one of the central metabolic pathways regulating the metabolism of fatty acids. I believe AramcholTM, a unique modulator of SCD1, has therapeutic potential well beyond that of fatty liver diseases.” I’m privileged to bring my skills, interests and experience to Galmed, and look forward to seeing the company through this exciting time of growth,” concluded Dr. Hayardeny.

About Nonalcoholic Fatty Liver Disease and Nonalcoholic Steatohepatitis:

Nonalcoholic fatty liver disease (NAFLD) is the most common cause of chronic liver disease in the United States and it affects almost 30% of adults in Western countries. With climbing obesity rates and more sedentary patient populations, the prevalence of NAFLD is increasing worldwide and is becoming the predominant cause of chronic liver disease in parts of the world. NAFLD represents a spectrum of diseases ranging from simple excess liver fat, or steatosis, to nonalcoholic steatohepatitis (NASH). NASH is the progressive form of fatty liver disease that can lead to cardiovascular disease, cirrhosis and liver-related mortality in persons who drink little or no alcohol. NASH represents the more severe end of this spectrum and is characterized by steatosis, ballooning degeneration and lobular inflammation with or without fibrosis. Long-term risks of NASH include cardiovascular disease, cirrhosis, hepatocellular carcinoma and end stage liver disease requiring liver transplantation.

About Galmed Pharmaceuticals Ltd.:

Galmed is a clinical-stage biopharmaceutical company focused on the development of a novel, once-daily, oral therapy for the treatment of liver diseases utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs. Galmed believes that its product candidate, Aramchol™, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that Galmed believes constitutes a large unmet medical need. Galmed is currently conducting the ARREST Study, a multicenter, randomized, double blind, placebo-controlled Phase IIb clinical study designed to evaluate the efficacy and safety of Aramchol™ in subjects with NASH, who are overweight or obese, and who are pre-diabetic or type-II-diabetic. More information about the ARREST Study may be found on ClinicalTrials.gov identifier: NCT02279524.

Forward-Looking Statements:

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include risks and uncertainties associated with the timing, progress and results of the Company’s research, preclinical studies and clinical trials as well as risks and uncertainties identified under the heading “Risk Factors” included in Galmed’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, or the SEC, on March 22, 2016, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Josh Blacher, CFO

Galmed Pharmaceuticals Ltd.

josh@galmedpharma.com

+1-646-780-7605